Exhibit 99.1

Interim Financial Information

Flex LNG Ltd.

Third Quarter 2020
November 17, 2020

1	Flex LNG Ltd. Third Quarter Results 2020

November 17, 2020 - Hamilton, Bermuda

Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the third quarter and nine months ended September 30, 2020.

Highlights:

•	Revenues of $33.1 million for the third quarter 2020, compared to $25.8 million for the second quarter 2020.
•	Net income of $3.8 million and earnings per share of $0.07 for the third quarter 2020, compared to a net loss of $6.7 million and loss per share of $0.12 for the second quarter 2020.
•	Average Time Charter Equivalent[1] ("TCE") rate of $46,569 per day for the third quarter 2020, compared to $46,588 per day for the second quarter 2020.
•	Adjusted EBITDA[1] of $21.9 million for the third quarter 2020, compared to $17.4 million for the second quarter 2020.
•	Adjusted net income[1] of $1.2 million for the third quarter 2020, compared to adjusted net loss of $0.7 million for the second quarter 2020.
•	Adjusted earnings per share[1] of $0.02 for the third quarter 2020, compared to adjusted loss per share of $0.01 for the second quarter 2020.
•	In July 2020, the Company took delivery of its seventh newbuilding LNG carrier, Flex Aurora, which commenced an 11 month firm charter in August.
•
In August 2020, the Company took delivery of its eighth newbuilding LNG carrier, Flex Artemis, which commenced a long-term charter to Clearlake Shipping, a subsidiary of the Gunvor Group, for up to ten years, where the first five years are firm.

•	In September 2020, the Company took delivery of its ninth newbuilding LNG carrier, Flex Resolute, which commenced an 11 month firm charter.
•	In October 2020, the Company took delivery of its tenth newbuilding LNG carrier, Flex Amber, which commenced a 12 month firm charter with options to extend by an additional two years.
•	The Board of Directors has declared a cash dividend for the third quarter of $0.10 per share.

1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

2	Flex LNG Ltd. Third Quarter Results 2020

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:

“The third quarter was a very eventful quarter for Flex LNG. We took delivery of Flex Aurora in July, Flex Artemis in August, Flex Resolute in September and subsequent to quarter-end we took delivery of Flex Amber in October. With these additions, our fleet now consists of ten state-of-the-art large LNG carriers. All these newbuildings have been secured on fixed and variable charters, evidencing the attractiveness of our modern efficient vessels.

Our trading results were in line with the second quarter and our guidance. We have thus been able to trade our vessels at cash break-even levels during very challenging market conditions, despite significant spot exposure and operational restrictions caused by Covid-19. We are pleased that our vessels have been operating with 100 per cent up-time, and that we have managed to minimize extended stays on our vessels for our seafarers with 32 crew changes conducted in the period May to October.

During the autumn, both gas and freight markets have recovered, and we are thus expecting our TCE to increase to $70-75,000 per day for the fourth quarter. Improved trading results together with a strong financial position, which includes financing for the three remaining newbuildings, also enables us to reinstate the dividend.  ”

Business Update

In July 2020, the Company successfully took delivery of its seventh LNG carrier, Flex Aurora, which was constructed at Hyundai Samho Heavy Industries Co. Ltd. ("HSHI") in South Korea. In August 2020, the vessel commenced a fixed rate time charter with an international utility company. Following amendments in September 2020, the firm period under the charter has been extended from eight to 11 months, with the charterers' option to extend the period by an additional six months.

In August 2020, the Company successfully took delivery of its eighth LNG carrier, Flex Artemis, which was constructed at Daewoo Shipbuilding and Marine Engineering Co. Ltd. ("DSME") in South Korea. The vessel immediately commenced its long-term time charter with Clearlake Shipping, a subsidiary of the Gunvor Group. The period under the time charter is up to ten years, where the first five years are firm. The time charter has elements of a variable rate of hire.

In September 2020, the Company successfully took delivery of its ninth LNG carrier, Flex Resolute, which was constructed at DSME. The vessel immediately commenced a fixed rate time charter with an international utility company. The charter has a firm period of 11 months, with the charterers' option to extend the period by an additional three months.

In October 2020, the Company successfully took delivery of its tenth LNG carrier, Flex Amber, which was constructed at HSHI. The vessel commenced a time charter with an international energy major in October 2020. The charter has a firm period of 12 months, with the charters' option to extend the period by up to two years. The time charter has elements of a variable rate of hire.

3	Flex LNG Ltd. Third Quarter Results 2020

Following the delivery of the four newbuildings in 2020, the Company has ten vessels on the water, with three additional newbuildings scheduled for delivery by the end of the second quarter of 2021. The Company's fleet consists entirely of modern, next generation, large LNG carriers with two stroke engines: both M-type Electronically Controlled Gas Injection ("MEGI"); and Generation X Dual Fuel ("XD-F") propulsion systems. Three of the vessels are equipped with Full Re-liquefaction Systems ("FRS") and four are equipped with Partial Re-liquefaction Systems ("PRS"), which reduces the boil off rate to 0.035% and 0.075% respectively. This makes these vessels particularly suitable for long-term charters. With the modern fleet and in-house technical ship management, the Company is able to meet charterers' preference for reliable, fuel efficient vessels for an improved unit transportation cost. With ten vessels in operation and a mixed portfolio of fixed and variable time charter parties as well as vessels in the spot market, the Company is well positioned to be present in all three major basins (the Atlantic Basin, Pacific Basin, and Middle East Basin). This is expected to enhance our customer relationships through shorter distances to load ports leading to increased utilization of our fleet.

Results for the three months ended September 30, 2020

The Company reported vessel operating revenues of $33.1 million for the third quarter 2020, compared to $25.8 million in the second quarter 2020. The increase was primarily due to the delivery of three newbuildings during the quarter.

Voyage expenses were $1.1 million in the third quarter 2020, compared to $0.3 million in the second quarter 2020. Voyage expenses increased due to higher bunker consumption on the owner's account, mainly due to positiong of newbuildings delivered during the quarter.

Vessel operating expenses were $8.5 million in the third quarter 2020, compared to $6.5 million in the second quarter 2020. The increase was primarily due to the operating fleet increasing from six to nine vessels.

Interest expense was $9.9 million in the third quarter 2020, compared to $9.5 million in the second quarter 2020.

The Company recorded a gain on derivatives of $2.1 million in the third quarter 2020, which includes an unrealized gain of $3.5 million. This compares to a loss of $6.6 million in the second quarter 2020, of which $6.2 million was unrealized.

Net income for the third quarter 2020 was $3.8 million and earnings per share $0.07, compared to a net loss of $6.7 million and loss per share of $0.12 for the second quarter 2020.

4	Flex LNG Ltd. Third Quarter Results 2020

Adjusted EBITDA was $21.9 million for the third quarter 2020, compared to $17.4 million for the second quarter 2020.

Adjusted net income for the third quarter 2020 was $1.2 million and adjusted earnings per share $0.02, compared to an adjusted net loss of $0.7 million and adjusted loss per share of $0.01 for the second quarter 2020.

Results for the nine months ended September 30, 2020

Vessel operating revenues were $97.1 million for the nine months ended September 30, 2020 compared to $68.0 million for the nine months ended September 30, 2019. The increase is primarily due to a full period of operation in 2020 of the two vessels Flex Constellation and Flex Courageous, which were delivered in June and August 2019, respectively, and the delivery of Flex Aurora, Flex Artemis and Flex Resolute in the third quarter 2020.

Voyage expenses were $2.6 million for the nine months ended September 30, 2020 compared to $5.9 million for the nine months ended September 30, 2019. The decrease in voyage expenses is primarily due to lower positioning and idle costs during the nine months ended September 30, 2020 compared to the same period for 2019.

Vessel operating expenses for the nine months ended September 30, 2020 amounted to $22.5 million compared to $14.3 million for the nine months ended September 30, 2019. The increase is due to a full period of operation in 2020 of the two vessels Flex Constellation and Flex Courageous, which were delivered in June and August 2019, respectively, and the delivery of Flex Aurora, Flex Artemis and Flex Resolute in the third quarter 2020.

Interest expense was $29.5 million in the nine months ended September 30, 2020, compared to $22.8 million in the nine months ended September 30, 2019. The increase was due to the increased leverage on Flex Endeavour and Flex Enterprise following the refinancing in July 2019, drawdown of the $250 million term loan facility on the delivery of two newbuildings delivered in 2019 and drawdown of $387.4 million under the $629 million term loan facility (the "$629 Million Term Loan Facility") on the delivery of the three newbuildings delivered in the third quarter of 2020, offset by the reduction in LIBOR compared to 2019.

The Company recorded a loss on derivatives of $26.4 million, of which $24.5 million was unrealized, in the nine months ended September 30, 2020, compared to a loss of $3.1 million, of which $3.3 million was unrealized, in the nine months ended September 30, 2019. The increase is due to the significant reduction in longer term interest rate levels during the nine months ended September 30, 2020 as well as the change in notional value of interest rate swaps to $710 million as at September 30, 2020, up from $175 million as at September 30, 2019.

The Company reported a net loss of $17.7 million for the nine months ended September 30, 2020 compared to a net loss of $6.9 million for the nine months ended September 30, 2019.

5	Flex LNG Ltd. Third Quarter Results 2020

Adjusted EBITDA for the nine months ended September 30, 2020 was $67.1 million compared to $42.1 million for the nine months ended September 30, 2019.

Adjusted net income for the nine months ended September 30, 2020 was $9.8 million and adjusted earnings per share $0.18, compared to an adjusted net loss of $0.1 million and adjusted loss per share of $0.00 for the nine months ended September 30, 2019.

Cash Flow for the three months ended September 30, 2020

Total cash, cash equivalents and restricted cash were $75.8 million as at September 30, 2020, a decrease of $40.2 million during the third quarter 2020.

Net cash provided by operating activities in the third quarter 2020 was $19.7 million, compared to $3.9 million in the second quarter 2020. Net cash provided by operating activities for the third quarter included a net income of $3.8 million, adjustments of non-cash items of $6.2 million and positive working capital adjustments of $9.6 million.

Net cash used in investing activities in the third quarter 2020 was $432.5 million, compared to $0.1 million provided in the second quarter 2020. During the quarter, the Company took delivery of three newbuildings, and made payments under the respective purchase agreements of $414.6 million in total, including the $17.8 million prepaid under the purchase agreement for Flex Aurora in July 2020. During the quarter, the Company also prepaid $17.8 million under the purchase agreement for Flex Amber in order to postpone the delivery of the vessel by up to three months. The prepaid amount of $17.8 million was deducted from the final payment made upon delivery of the vessel from the shipyard in October 2020.

Net cash provided by financing activities was $372.1 million in the third quarter 2020, compared to $9.3 million used in the second quarter 2020. Net cash provided by financing activities in the third quarter includes a drawdown of $387.4 million in total under the $629 Million Term Loan Facility on delivery of the three newbuildings offset by repayment of long-term debt of $9.3 million and payment of $6.0 million in financing costs.

Balance Sheet as at September 30, 2020

In the nine months ended September 30, 2020, there were additions of $563.3 million to vessels and equipment, net relating to the delivery of the three newbuildings, Flex Aurora, Flex Artemis and Flex Resolute in the third quarter 2020. This was offset by a depreciation charge of $27.9 million, bringing the balance of vessels and equipment, net to $1,682.6 million as at September 30, 2020 compared to $1,147.3 million as at December 31, 2019.

6	Flex LNG Ltd. Third Quarter Results 2020

As at September 30, 2020, vessel purchase prepayments were $218.4 million compared to $349.5 million as at December 31, 2019. The decrease was primarily due to $148.6 million being capitalized to vessels and equipment, net, offset by a net addition of $17.8 million relating to the prepayment made in order to postpone the delivery of  Flex Amber.

As at September 30, 2020, total long-term debt was $1,133.5 million, compared to $778.8 million as at December 31, 2019. The increase was primarily due to drawdown of $387.4 million under the $629 Million Term Loan Facility offset by a total repayment of debt of $26.9 million, inclusive of a net repayment of $0.7 million on the revolving tranche of the $100 million term loan and revolving facility. In addition, $7.3 million was capitalized to debt issuance costs, offset by amortization of $1.5 million during the nine months ended September 30, 2020. As at September 30, 2020, the current portion of long term debt was $53.7 million compared to $34.6 million as at December 31, 2019.

Finance update

The Company has secured long-term financing at attractive terms for all its vessels, including the remaining three vessels under construction.

In February 2020, the Company entered into the $629 Million Term Loan Facility with a syndicate of banks and the Export-Import Bank of Korea ("KEXIM") for the five newbuildings Flex Aurora, Flex Artemis, Flex Resolute, Flex Amber and Flex Freedom. In July 2020, the Company utilized the accordion option under the facility to increase the loan on the Flex Artemis by $10 million, increasing the total loan amount under the facility to $639 million. Furthermore, in August 2020, the Company utilized an option under this facility to replace Flex Amber with the sister vessel Flex Vigilant, scheduled for delivery in the second quarter 2021. The first three vessels, Flex Aurora, Flex Artemis and Flex Resolute, were delivered between July and September, whereby the corresponding tranches of $125.8 million, $135.8 million and $125.8 million, respectively, were utilized. For more information see Note 10: Long-term debt.

In June 2020, the Company entered into a sale and leaseback transaction with an Asian based leasing house for the newbuilding Flex Amber (the "Flex Amber Sale and Leaseback"), delivered in October 2020. Under the terms of the transaction, the vessel was sold for a gross consideration of $206.5 million, with a net consideration to the Company of $156.4 million adjusted for an advance hire of $50.1 million. The vessel has been chartered back on a bareboat basis for a period of 10 years. Upon delivery, $130.7 million of the proceeds were utilized for the final payment for the vessel, with the excess cash of $25.7 million available for general corporate purposes. For more information see Note 10: Long-term debt and Note 15: Subsequent events.

In June 2020, the Company entered into a $125 million term loan and revolving credit facility with a syndicate of banks for the part financing of the newbuilding Flex Volunteer, scheduled for delivery in the first quarter 2021. The facility is divided into a $100 million term loan and a $25 million revolving credit facility. The facility has a term of five years from delivery, and will be repaid in quarterly installments based on an overall repayment profile of 20 years. For more information see Note 10: Long-term debt.

7	Flex LNG Ltd. Third Quarter Results 2020

In the nine months ended September 30, 2020, the Company has entered into 12 interest-rate swap transactions to reduce the risks associated with fluctuations in interest rates, whereby the floating rate has been swapped to a fixed rate. As at September 30, 2020, the Company has fixed the interest rate on a total notional principal of $710 million up from $175 million as at December 31, 2019. For more information see Note 11: Financial Instruments.

LNG Market Update

While global LNG exports grew about 9.2 million tonnes, or 5%, in the first half of 2020, exports declined by about 5.9 million tonnes in the third quarter, according to Energy Aspects. This reduction was primarily due to cargo cancellations caused by the low global gas prices with the Dutch Title Transfer Facility prices dipping below $1.0 per Metric Million British Thermal Units ("MMBtu"). The Japan/Korea Marker prices fell below $2.0 per MMBtu, while US Henry Hub prices also dipped below $1.4 per MMBtu, which is its lowest level in more than two decades.

Consequently, about 180 cargoes from US liquefaction plants representing around 13 million tonnes were cancelled between April and November, with the vast majority of cancellations occurring in the summer months between June and September.

Global spot gas prices started to strengthen in July. This was driven by a recovery of gas demand in key consuming markets, combined with tighter supply, particularly in Australia, where Gorgon train 2 was closed for maintenance and inspection for an extended period. During July, Asian and European spot prices rallied, increasing by 45% and 60%, respectively, from June.

The gas prices have continued to strengthen during September and October due to potential supply tightening following the wave of US cargo cancellations, as well as supply disruptions at several LNG plants. Furthermore, a strong recovery of gas demand in Europe, driven by coal-to-gas switching in power generation amid competitive gas prices and a higher CO2 price also contributed to higher gas prices. In addition, La Nina conditions have resulted in expectations for a colder weather and thus more heating demand in key gas markets located in the Northern hemisphere.

While the LNG product market rebounded during third quarter 2020, the LNG freight market continued to be challenging as cargo cancellations resulted in ample shipping capacity. At the end of the third quarter 2020, headline spot rates did however start to increase and headline spot rates for the third quarter 2020 were assessed at $52,800 by Fearnleys. Hence, headline spot rates were slightly higher than in the second quarter 2020. Ballast bonus sentiment, which was muted during April to July, also recovered in August moving towards full round trip economics by the end of the quarter with a further strengthening subsequent to quarter end with headline spot rates moving towards $125,000 by end of October.

During the third quarter 2020, 22 orders for newbuildings were reported, all of which were contracted against longer term contracts and where 16 are specialized ice breaking vessels built for the Russian LNG projects in the Arctic. During the quarter, 10 newbuildings were delivered, of which three, Flex Aurora, Flex Artemis and Flex Resolute, were delivered to Flex LNG. There are 16 additional newbuildings scheduled for delivery by the end of the year, but it is likely that some of these ships will be delayed into 2021.

8	Flex LNG Ltd. Third Quarter Results 2020

Third Quarter 2020 Result Presentation

Flex LNG will release its financial results for the third quarter 2020 on Tuesday November 17, 2020.

In connection with the earnings release, a webcast and conference call will be held at 3:00 p.m. CET (9:00 a.m. EST). In order to attend the webcast and/or conference call you may do one of the following:

Attend by Webcast:

Use to the follow link prior to the webcast: https://edge.media-server.com/mmc/p/noymzjrh

Attend by Conference Call:

Applicable dial-in telephone numbers are as follows:
Norway: +47 210 33 922
United Kingdom: +44 (0) 203 0095 709
United Kingdom (local): 0844 493 6766
United States, New York: +1 646 787 1226
United States: +1 866 280 1157

Confirmation Code: 5888874

The presentation material which will be used in the teleconference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

9	Flex LNG Ltd. Third Quarter Results 2020

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”).  For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

10	Flex LNG Ltd. Third Quarter Results 2020

Board of Directors of Flex LNG Ltd.

November 17, 2020

David McManus
Chairman of the Board of Directors

Marius Hermansen	Ola Lorentzon
Director	Director

Nikolai Grigoriev
Director

11	Flex LNG Ltd. Third Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Operations
(figures in thousands of $, except per share data)
		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2020	2020	2019	2020	2019
Vessel operating revenues		33,147	25,753	29,814	97,092	67,973
Voyage expenses		(1,121)	(316)	(994)	(2,643)	(5,896)
Vessel operating expenses		(8,545)	(6,460)	(4,618)	(22,546)	(14,309)
Administrative expenses		(1,570)	(1,567)	(2,286)	(4,709)	(5,656)
Depreciation	8	(10,704)	(8,584)	(7,840)	(27,875)	(20,064)
Operating income		11,207	8,826	14,076	39,319	22,048
Interest income		8	14	264	151	724
Interest expense		(9,945)	(9,498)	(9,437)	(29,548)	(22,791)
Write-off of debt issuance costs		—	—	(3,388)	—	(3,388)
Gain/(loss) on derivatives	11	2,116	(6,648)	(915)	(26,435)	(3,144)
Foreign exchange gain/(loss)		503	701	(123)	(1,079)	(284)
Other financial items		(23)	(11)	(10)	(59)	(55)
Income/(loss) before tax		3,866	(6,616)	467	(17,651)	(6,890)
Income tax (expense)/benefit		(44)	(41)	1	(61)	1
Net income/(loss)		3,822	(6,657)	468	(17,712)	(6,889)

Earnings/(loss) per share:
Basic and Diluted	3	0.07	(0.12)	0.01	(0.33)	(0.13)

Unaudited Interim Financial Information Condensed Consolidated Statement of Comprehensive Income
(figures in thousands of $)

		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2020	2020	2019	2020	2019
Net income/(loss)		3,822	(6,657)	468	(17,712)	(6,889)
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income/(loss)		3,822	(6,657)	468	(17,712)	(6,889)

The accompanying notes are an integral part of these condensed consolidated financial statements.

12	Flex LNG Ltd. Third Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		September 30,	June 30,	December 31,
	Note	2020	2020	2019
ASSETS
Current assets
Cash, cash equivalents and restricted cash	4	75,813	115,993	129,098
Inventory		4,423	3,238	2,686
Other current assets	5	17,839	16,295	11,791
Receivables due from related parties	13	347	779	315
Total current assets		98,422	136,305	143,890

Non-current assets
Derivative instruments	11	—	—	636
Vessel purchase prepayment	7	218,418	349,472	349,472
Vessels and equipment, net	8	1,682,566	1,130,000	1,147,274
Other fixed assets		5	7	10
Total non-current assets		1,900,989	1,479,479	1,497,392
Total Assets		1,999,411	1,615,784	1,641,282

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	9,10	(53,745)	(35,927)	(34,566)
Derivative instruments	11	(26,241)	(29,771)	(2,371)
Payables due to related parties	13	(620)	(400)	(96)
Accounts payable		(1,947)	(292)	(582)
Other current liabilities	6	(20,740)	(10,682)	(20,117)
Total current liabilities		(103,293)	(77,072)	(57,732)

Non-current liabilities
Long-term debt	9,10	(1,079,766)	(726,252)	(744,283)
Other non-current liabilities		—	(2)	(2)
Total non-current liabilities		(1,079,766)	(726,254)	(744,285)
Total Liabilities		(1,183,059)	(803,326)	(802,017)

Equity
Share capital (September 30, 2020: 54,110,584 (December 31, 2019: 54,110,584) shares issued and outstanding, par value $0.10 per share)	14	(5,411)	(5,411)	(5,411)
Additional paid in capital		(1,190,259)	(1,190,186)	(1,190,049)
Accumulated deficit		379,318	383,139	356,195
Total equity		(816,352)	(812,458)	(839,265)
Total Equity and Liabilities		(1,999,411)	(1,615,784)	(1,641,282)

The accompanying notes are an integral part of these condensed consolidated financial statements.

13	Flex LNG Ltd. Third Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2020	2020	2019	2020	2019

OPERATING ACTIVITIES
Net income/(loss)		3,822	(6,657)	468	(17,712)	(6,889)
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities
Depreciation	8	10,705	8,584	7,840	27,876	20,064
Write-off of debt issuance costs		—	—	3,388	—	3,388
Amortization of debt issuance costs		615	427	98	1,478	228
Share-based payments		73	73	65	210	259
Foreign exchange (gain)/loss		(503)	(701)	41	1,079	(33)
Change in fair value of derivative instruments	11	(3,530)	6,210	1,017	24,491	3,274
Prepaid financing costs		6,002	32	5,014	12,540	5,014
Capitalized debt issuance costs		(7,343)	—	(5,014)	(7,343)	(5,014)
Other		226	168	12	371	(5)
Changes in operating assets and liabilities, net:
Inventory		(1,185)	(1,247)	205	(1,737)	(797)
Trade accounts receivable, net	5	(2,028)	1,457	(3,345)	2,698	(5,785)
Accrued income	5	(1,295)	50	199	841	1,555
Prepaid expenses	5	757	(1,773)	1,419	(8,606)	(1,771)
Other receivables	5	1,022	525	(5,848)	(981)	(5,781)
Receivables due from related parties	13	432	(123)	699	(32)	1,337
Payables due to related parties	13	220	(62)	—	524	(206)
Accounts payable		1,655	(2,238)	(1,223)	1,365	341
Accrued expenses	6	4,938	(1,456)	(1,482)	1,850	(1,694)
Deferred charter revenue	6	5,230	503	6,461	(1,228)	7,962
Other current liabilities	6	77	28	(573)	96	1
Provisions	6	(187)	61	(1,018)	(95)	(1,227)
Net cash provided by (used in) operating activities		19,703	3,861	8,423	37,685	14,221

INVESTING ACTIVITIES
Purchase of other fixed assets		—	—	(3)	—	(3)
Vessel purchase prepayments	7	(17,818)	—	—	(17,818)	—
Additions to vessels and equipment, net	8	(414,633)	91	(145,214)	(414,527)	(291,413)
Net cash (used in) provided by investing activities		(432,451)	91	(145,217)	(432,345)	(291,416)

FINANCING ACTIVITIES
Repayment of long-term debt	10	(9,340)	(9,264)	(9,078)	(26,215)	(20,889)
Drawdown of revolving credit facility	10	—	—	50,000	48,684	50,000
Repayment of revolving credit facility	10	—	—	(50,000)	(49,342)	(50,000)
Prepayment of long-term debt	10	—	—	(294,000)	—	(294,000)
Proceeds from long-term debt	10	387,400	—	475,000	387,400	598,537
Financing costs		(6,002)	(32)	(5,014)	(12,540)	(5,014)
Dividends paid	3	—	—	—	(5,411)	—
Net cash provided by (used in) financing activities		372,058	(9,296)	166,908	342,576	278,634

Effect of exchange rate changes on cash		510	535	(4)	(1,201)	18
Net decrease in cash, cash equivalents and restricted cash		(40,180)	(4,809)	30,110	(53,285)	1,457

Cash, cash equivalents and restricted cash at the beginning of the period	4	115,993	120,802	26,444	129,098	55,097
Cash, cash equivalents and restricted cash at the end of the period	4	75,813	115,993	56,554	75,813	56,554

The accompanying notes are an integral part of these condensed consolidated financial statements.

14	Flex LNG Ltd. Third Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)
	Nine months ended		Year ended
	September 30,	September 30,	December 31,
	2020	2019	2019

Number of shares outstanding
At beginning of period	54,110,584	54,099,929	54,099,929
Shares issued	—	10,655	10,655
At end of period	54,110,584	54,110,584	54,110,584

Share capital
At beginning of period	5,411	5,410	5,410
Shares issued	—	1	1
At end of period	5,411	5,411	5,411

Additional paid in capital
At beginning of period	1,190,049	1,189,665	1,189,665
Shares issued	—	125	125
Stock option expense	210	194	259
At end of period	1,190,259	1,189,984	1,190,049

Accumulated deficit
At beginning of period	(356,195)	(367,751)	(367,751)
Net (loss)/income	(17,712)	(6,889)	16,967
Dividends paid	(5,411)	—	(5,411)
At end of period	(379,318)	(374,640)	(356,195)

Total equity	816,352	820,755	839,265

The accompanying notes are an integral part of these condensed consolidated financial statements.

15	Flex LNG Ltd. Third Quarter Results 2020

Notes to the Interim Consolidated Accounts

Note 1: General information

Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim report is unaudited.

Note 2: Accounting principles

Basis of accounting

The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2019 included in our Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on April 17, 2020.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019.

Recent accounting pronouncements

In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. We are currently evaluating the impact of electing the expedients and exceptions for applying GAAP provided by the update on our Condensed Consolidated Financial Statements.

Other recently issued accounting pronouncements are not expected to materially impact the Company.

16	Flex LNG Ltd. Third Quarter Results 2020

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.
(figures in thousands of $, except per share data)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
Net income/(loss)	3,822	(6,657)	468	(17,712)	(6,889)

Weighted average number of ordinary shares	54,110,584	54,110,584	54,106,715	54,110,584	54,104,645
Share options	186,000	—	141,000	—	—
Weighted average number of ordinary shares, adjusted for dilution	54,296,584	54,110,584	54,247,715	54,110,584	54,104,645

Net earnings/(loss) per share:
Basic	0.07	(0.12)	0.01	(0.33)	(0.13)
Diluted	0.07	(0.12)	0.01	(0.33)	(0.13)

Dividends paid per share	—	—	—	0.10	—

Note 4: Cash, cash equivalents and restricted cash

For the purpose of the condensed consolidated interim balance sheets and statement of cash flows; cash, cash equivalents and restricted cash comprise the following:

(figures in thousands of $)
	September 30,	June 30,	December 31,
	2020	2020	2019
Cash and cash equivalents	75,765	115,922	129,005
Restricted cash	48	71	93
Cash, cash equivalents and restricted cash	75,813	115,993	129,098

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

17	Flex LNG Ltd. Third Quarter Results 2020

Note 5: Other current assets

For the purpose of the condensed consolidated interim balance sheets; other current assets includes the following:
(figures in thousands of $)
	September 30,	June 30,	December 31,
	2020	2020	2019
Prepaid expenses	11,394	12,151	2,788
Other receivables	2,025	3,047	1,044
Accrued income	1,693	398	2,534
Trade accounts receivable, net	2,727	699	5,425
	17,839	16,295	11,791

Prepaid expenses are principally made up of financing costs relating to long-term debt that has been agreed but not yet drawn as of September 30, 2020 and pre-delivery expenses that will be capitalized to vessels and equipment, net upon delivery of our remaining newbuildings.

Note 6: Other current liabilities

For the purpose of the condensed consolidated interim balance sheets; other current liabilities includes the following:
(figures in thousands of $)
	September 30,	June 30,	December 31,
	2020	2020	2019
Accrued expenses	(8,777)	(3,839)	(6,927)
Deferred charter revenue	(11,347)	(6,117)	(12,575)
Other current liabilities	(105)	(28)	(9)
Provisions	(511)	(698)	(606)
	(20,740)	(10,682)	(20,117)

The increase in accrued expenses is mainly due to the additional ordering of spares and parts in advance of delivery of newbuilding vessels and partly due to the drawdown of $387.4 million under the $629 Million Term Loan Facility during the quarter, resulting in higher accrued loan interest expense as at September 30, 2020.

Deferred charter revenue, which represents income relating to future periods invoiced in advance, increased due to the delivery of the three newbuilding vessels during the quarter, all of which were employed as at quarter end, as well as the better market conditions.

18	Flex LNG Ltd. Third Quarter Results 2020

Note 7: Vessel purchase prepayments

(figures in thousands of $)

Total
At January 1, 2020	349,472
Additions, net	17,818
Capitalized interest	(236)
Transfers to vessels and equipment, net	(148,636)
At September 30, 2020	218,418

In July 2020, the Company entered into agreements with Sea Aurora Inc. and Sea America Inc., entities related to Geveran Trading Co. Ltd. ("Geveran"), our largest shareholder, to re-schedule the delivery date of the newbuildings Flex Aurora and Flex Amber. Under the agreements, the Company agreed to and prepaid $17.8 million for each of the vessels under the respective purchase agreements in July 2020 in order to postpone delivery by one month for Flex Aurora and up to three months for Flex Amber. The prepaid amount of $17.8 million for Flex Aurora was deducted from the final payment made upon delivery of the vessel from the shipyard in July 2020. The prepaid amount of $17.8 million for Flex Amber was deducted from the final payment made upon delivery of the vessel from the shipyard in October 2020.

In July 2020, $37.0 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of our seventh LNG carrier, Flex Aurora.

In August 2020, $55.8 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of our eighth LNG carrier, Flex Artemis.

In September 2020, $55.8 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of our ninth LNG carrier, Flex Resolute.

19	Flex LNG Ltd. Third Quarter Results 2020

Note 8: Vessels and equipment, net

Movements in the nine months ended September 30, 2020 for vessels and equipment is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Dry docks	Total

Cost
At January 1, 2020	1,178,415	15,000	1,193,415
Additions	(121)	—	(121)
Newbuildings	555,784	7,500	563,284
Disposals	—	—	—
At September 30, 2020	1,734,078	22,500	1,756,578

Accumulated depreciation
At January 1, 2020	42,211	3,930	46,141
Charge	25,434	2,437	27,871
Disposals	—	—	—
At September 30, 2020	67,645	6,367	74,012

Net book value
At January 1, 2020	1,136,204	11,070	1,147,274
At September 30, 2020	1,666,433	16,133	1,682,566

In July 2020, the Company successfully took delivery of its seventh LNG carrier, Flex Aurora, which was constructed at HSHI in South Korea. Flex Aurora was capitalized at a cost of $186.7 million, of which $37.0 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $184.0 million as per the purchase agreement and $2.7 million relating to change orders, pre-delivery crew expenses, fit out, studies and capitalized interest.

In August 2020, the Company successfully took delivery of its eighth LNG carrier, Flex Artemis, which was constructed at DSME in South Korea. Flex Artemis was capitalized at a cost of $188.6 million, of which $55.8 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $186.0 million as per the purchase agreement and $2.6 million relating to change orders, pre-delivery crew expenses, fit out and studies.

In September 2020, the Company successfully took delivery of its ninth LNG carrier, Flex Resolute, which was constructed at DSME in South Korea. Flex Resolute was capitalized at a cost of $188.0 million, of which $55.8 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $186.0 million as per the purchase agreement and $2.0 million relating to change orders, pre-delivery crew expenses, fit out and studies.

20	Flex LNG Ltd. Third Quarter Results 2020

Note 9: Capital commitments

Capital commitments for the Company as at September 30, 2020 are detailed in the table below:

(figures in thousands of $)
	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Vessel purchase commitments	511,582	—	—	—	—	—	511,582
Long-term debt obligations	56,665	57,418	58,218	318,731	42,210	613,200	1,146,442
Total	568,247	57,418	58,218	318,731	42,210	613,200	1,658,024

As of September 30, 2020, the Company had four newbuilding LNG carriers to be delivered on a Norwegian Sales Form basis, whereby we have paid a deposit to the relevant seller at the time of entering into the agreements, with the remaining purchase price being payable upon delivery and transfer of title of the relevant vessel to us. The remaining capital expenditures on these newbuildings includes building supervision, but excludes future change orders if applicable, sundry buyers’ supplies, fit out, studies and lube oils.

Note 10: Long-term debt

$629 million term loan facility

In February 2020, the Company entered into the $629 Million Term Loan Facility with a syndicate of banks and KEXIM for the five newbuildings scheduled for delivery in 2020. The facility is divided into a commercial bank loan of $250 million (the "Commercial Loan"); a KEXIM guaranteed loan, funded by commercial banks, of $189.1 million (the "KEXIM Guaranteed Loan"); and a KEXIM direct loan of $189.9 million (the "KEXIM Direct Loan").

The amount available for drawdown upon delivery of each vessel is limited to the lower of (i) 65% of the fair market value of the relevant vessel and (ii) $125.8 million. The facility includes an accordion option of up to $10 million per vessel subject acceptable long-term employment. Furthermore, the Company may request to replace any two of the vessels with the two vessels scheduled for delivery in 2021.

The Commercial Loan bears interest at LIBOR plus a margin of 2.35% per annum and has a final maturity date being the earlier of (i) 5 years from delivery of the final vessel or (ii) November 30, 2025. The KEXIM Guaranteed Loan bears interest at LIBOR plus a margin of 1.20% per annum and the KEXIM Direct Loan at LIBOR plus a margin of 2.25% per annum. The KEXIM Guaranteed Loan has a term of 6 years from delivery of each vessel and the KEXIM Direct Loan a term of 12 years from delivery of each vessel, provided however that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders.

21	Flex LNG Ltd. Third Quarter Results 2020

The facility includes a minimum value clause, and financial covenants that will require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least 6 months, being the higher of $25 million and an amount equal to 5% of total interest bearing debt, net of any cash and cash equivalents.

In July 2020, the Company drew down $125.8 million on delivery of our seventh vessel, Flex Aurora, and utilized the accordion option to increase the Commercial Loan relating to the newbuilding Flex Artemis by $10 million.

In August 2020, the Company drew down $135.8 million on delivery of our eighth vessel, Flex Artemis and utilized the option under the facility to replace the newbuilding Flex Amber with the sister vessel Flex Vigilant, scheduled for delivery in the second quarter of 2021.

In September 2020, the Company drew down $125.8 million on delivery of our ninth vessel, Flex Resolute.

The tranches relating to the remaining two newbuildings under the facility remain subject to customary closing conditions and are expected to be drawn upon delivery of the vessels from the relevant shipyard.

Flex Amber sale and leaseback

In June 2020, the Company entered into the Flex Amber Sale and Leaseback with an Asian based leasing house for the newbuilding Flex Amber. Under the terms of the transaction, the vessel will be sold for a gross consideration of $206.5 million, with a net consideration to the Company of $156.4 million adjusted for an advance hire of $50.1 million. The vessel will be chartered back on a bareboat basis for a period of ten years. The agreement includes fixed price purchase options, whereby the Company has options to re-purchase the vessel at or after the first anniversary of the agreement, and on each anniversary thereafter. At the end of the ten-year lease period, the Company has an obligation to purchase the vessel for a net purchase price of $69.5 million. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.20% per annum calculated on the principal outstanding under the lease. The agreement includes financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, of $25 million. The transaction was executed upon delivery of the vessel from the shipyard in October 2020. For more information see Note 15: Subsequent events.

$125 million facility

In June 2020, the Company entered into a $125 million term loan and revolving credit facility with a syndicate of banks for the financing of the newbuilding Flex Volunteer, scheduled for delivery in the first quarter 2021. The facility is divided into a $100 million term loan and a $25 million revolving credit facility. The facility bears interest at LIBOR plus a margin of 2.85% per annum and has a term of five years with an overall repayment profile of 20 years. The amount available for drawdown upon delivery of the vessel will be limited to the lower of (i) 65% of the fair market value the vessel and (ii) $125 million. The facility includes a minimum value clause, and financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and an amount equal to 5% of our total interest bearing debt, net of any cash and cash equivalents. The financing remains subject to customary closing conditions, and is expected to be drawn upon delivery of the vessel from the shipyard.

22	Flex LNG Ltd. Third Quarter Results 2020

Note 11: Financial Instruments

In the nine months ended September 30, 2020, we entered into interest rate swap transactions with a total notional principal of $535 million, with effective dates commencing between the third quarter 2020 and the first quarter 2021, all with five-year terms. This brings the total notional value of interest rate swap transactions, used to reduce the risks associated with fluctuations in interest rates, to $710 million.

Our interest rate swap contracts as of September 30, 2020, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)
	Notional principal	Inception date	Maturity date	Fixed Interest Rate
Receiving floating, pay fixed	25,000	June 2019	June 2024	2.00%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	25,000	August 2019	June 2024	1.38%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.40%
Receiving floating, pay fixed	50,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	75,000	July 2020	July 2025	1.39%
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	75,000	July 2020	July 2025	1.39%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%
Receiving floating, pay fixed	50,000	August 2020	August 2025	0.35%
Receiving floating, pay fixed	25,000	August 2020	August 2025	0.35%
Receiving floating, pay fixed	25,000	September 2020	September 2025	0.37%
Receiving floating, pay fixed	83,333	February 2021	February 2026	0.45%
Receiving floating, pay fixed	41,667	February 2021	February 2026	0.45%
	710,000

At September 30, 2020, the Company held a liability of $26.2 million (December 31, 2019: $2.4 million) and asset of $nil (December 31, 2019: $0.6 million) in relation to these interest rate swaps. The Company recorded a gain on the interest rate swaps of $2.1 million in the three months ended September 30, 2020, which includes an unrealized gain of $3.5 million. This compares to a loss of $6.6 million in the three months ended June 30, 2020, of which $6.2 million was unrealized. The loss on the interest swaps for the nine months ended September 30, 2020 was $26.4 million (September 30, 2019: $3.1 million).

23	Flex LNG Ltd. Third Quarter Results 2020

Note 12: Fair Value of Financial Assets and Liabilities

The principal financial assets of the Company at September 30, 2020 and December 31, 2019, consist primarily of cash, cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

The carrying value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their fair value.

The fair value of long-term debt with floating interest rate and the fair value of long-term debt with fixed interest rate is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating and fixed rate long-term debt. This has been categorized as Level 2 on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(figures in thousands of $)		September 30,	September 30,	December 31,	December 31,
		2020	2020	2019	2019
Fair value hierarchy level		Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash, cash equivalents and restricted cash	Level 1	75,813	75,813	129,098	129,098
Derivative instruments receivable	Level 2	—	—	636	636
Derivative instruments payable	Level 2	(26,241)	(26,241)	(2,371)	(2,371)
Long-term debt*	Level 2	(1,133,511)	(1,146,442)	(778,849)	(785,917)

* Carrying value of Long-term debt is shown net of debt issuance costs, while fair value of Long-term debt is shown gross.

24	Flex LNG Ltd. Third Quarter Results 2020

There have been no transfers between different levels in the fair value hierarchy during the nine months ended September 30, 2020.

Assets Measured at Fair Value on a Recurring Basis

The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB and DNB.

Note 13: Related party transactions

Related Party Balances

A summary of balances due from/(to) related parties at September 30, 2020, June 30, 2020 and December 31, 2019 is as follows:
(figures in thousands of $)
	September 30,	June 30,	December 31,
	2020	2020	2019
Seatankers Management Co. Ltd	(100)	(100)	(94)
Seatankers Management Norway AS	—	(24)	—
Frontline Ltd	326	748	601
Frontline Management (Bermuda) Limited	(8)	(54)	(35)
Frontline Corporate Services Ltd	(16)	(31)	(12)
Frontline Management AS	(30)	1	(16)
Flex LNG Fleet Management AS	(446)	(192)	(223)
SFL Corporation Ltd	(3)	—	(2)
Northern Ocean Limited	21	31	—
FS Maritime SARL	(19)	—	—
Related party balance	(273)	379	219

25	Flex LNG Ltd. Third Quarter Results 2020

Related Party Transactions

A summary of transactions with related parties is as follows:

(figures in thousands of $)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
Seatankers Management Co. Ltd	(100)	(63)	(137)	(212)	(411)
Seatankers Management Norway AS	(20)	(18)	(41)	(60)	(63)
Frontline Ltd	27	—	—	27	—
Frontline Management (Bermuda) Limited	(42)	(35)	(360)	(87)	(667)
Frontline Corporate Services Ltd	—	—	—	—	—
Frontline Management AS	(30)	(29)	(119)	(111)	(260)
Flex LNG Fleet Management AS	(533)	(402)	—	(952)	—
SFL Corporation Ltd	—	(1)	—	(1)	—
FS Maritime SARL	(96)	(75)	—	(171)	—
Total related party transactions	(794)	(623)	(657)	(1,568)	(1,401)

We lease office space in Oslo, Norway from Seatankers Management Norway AS, and in London and Glasgow from Frontline Corporate Services Ltd.

We also have an agreement with Seatankers Management Co. Ltd. under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.

We have an administrative services agreement with Frontline Management (Bermuda) Limited and Frontline Management AS under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.

We receive certain support services from Frontline Management (Bermuda) Limited for our vessels in operation. These services include purchase of goods and services within the ordinary course of business, insurances and other services relating to our vessels in operation. Frontline Management (Bermuda) Limited subcontracts these services to Frontline Management AS or other associated companies from time to time. Frontline Management (Bermuda) Limited provides quarterly invoices for services rendered and in addition it receives a quarterly payment of $2,243 for each vessel in operation. Each of the parties may terminate the contract on three months' notice.

In July 2020, Flex Ranger was transferred to Flex LNG Fleet Management AS, who are now responsible for the technical ship management of all our vessels, including the newbuildings. Under the agreements between Flex LNG Fleet Management AS and our vessel owning subsidiaries, Flex LNG Fleet Management AS is paid a fixed fee of $359,000 per vessel per annum for the provision of technical management services for each of our vessels in operation. The fee is subject to annual review. In the three months ended September 30, 2020, we paid $0.5 million to Flex LNG Fleet Management AS for these services (June 30, 2020: $0.4 million).

26	Flex LNG Ltd. Third Quarter Results 2020

In July 2020, the Company entered into agreements with Sea Aurora Inc. and Sea America Inc., entities related to Geveran, our largest shareholder, to re-schedule the delivery date of the newbuildings Flex Aurora and Flex Amber. Under the agreements, the Company agreed to and prepaid $17.8 million for each of the vessels under the respective purchase agreements in July 2020 in order to postpone delivery by one month for Flex Aurora and up to three months for Flex Amber. Sea Aurora Inc. and Sea America Inc. concurrently entered into similar agreements with the shipyard, and prepaid the same amounts under the respective shipbuilding contracts. The prepaid amount of $17.8 million for Flex Aurora was deducted from the final payment made upon delivery of the vessel from the shipyard in July 2020. The prepaid amount of $17.8 million for Flex Amber was deducted from the final payment made upon delivery of the vessel from the shipyard in October 2020.

Note 14: Share capital

The Company had an issued share capital at September 30, 2020 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2019: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.

On April 2, 2020, the Company issued 45,000 share options to Ben Martin in connection with his appointment as Chief Commercial Officer as from April 1, 2020. The share options will have a five-year term and will vest equally one third over a three-year vesting period. The options have an exercise price of: $5.10 for those vesting after one year; $7.60 for those vesting after two years; and $10.20 for those vesting after three years.

Note 15: Subsequent events

In October 2020, Flex LNG successfully took delivery of its tenth newbuilding LNG carrier, Flex Amber, which was constructed at HSHI in South Korea. In connection with the delivery of the vessel, the Company made a final payment of $130.7 million to an entity related to Geveran. The final payment was financed by drawdown of $156.4 million under the Flex Amber Sale and Leaseback, with the excess cash of $25.7 million available for general corporate purposes.

On November 16, 2020, the Company’s Board of Directors declared a cash dividend for the third quarter of 2020 of $0.10 per share. The dividend will be paid on or around December 17, 2020, to shareholders on record as of December 3, 2020. The ex-dividend date will be December 2, 2020.

27	Flex LNG Ltd. Third Quarter Results 2020

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.
(Unaudited figures in thousands of $)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
Net income/(loss)	3,822	(6,657)	468	(17,712)	(6,889)
Interest income	(8)	(14)	(264)	(151)	(724)
Interest expense	9,945	9,498	9,437	29,548	22,791
Write off of debt issuance costs	—	—	3,388	—	3,388
Income tax expense/(benefit)	44	41	(1)	61	(1)
Depreciation	10,704	8,584	7,840	27,875	20,064
EBITDA	24,507	11,452	20,868	39,621	38,629
(Gain)/loss on derivatives	(2,116)	6,648	915	26,435	3,144
Foreign exchange (gain)/loss	(503)	(701)	123	1,079	284
Adjusted EBITDA	21,888	17,399	21,906	67,135	42,057

28	Flex LNG Ltd. Third Quarter Results 2020

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(loss) and Adjusted Earnings/(loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for gain/loss on derivatives as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

29	Flex LNG Ltd. Third Quarter Results 2020

(Unaudited figures in thousands of $, except per share data)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
Net income/(loss)	3,822	(6,657)	468	(17,712)	(6,889)
Write-off of debt issuance costs	—	—	3,388	—	3,388
(Gain)/loss on derivatives	(2,116)	6,648	915	26,435	3,144
Foreign exchange (gain)/loss	(503)	(701)	123	1,079	284
Adjusted net income/(loss)	1,203	(710)	4,894	9,802	(73)

Weighted average number of ordinary shares	54,110,584	54,110,584	54,106,715	54,110,584	54,104,645

Adjusted earnings/(loss) per share	0.02	(0.01)	0.09	0.18	0.00

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income

Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.
(Unaudited figures in thousands of $)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
Vessel operating revenues	33,147	25,753	29,814	97,092	67,973
Less:
Voyage expenses	(1,121)	(316)	(994)	(2,643)	(5,896)
Time charter equivalent income	32,026	25,437	28,820	94,449	62,077

30	Flex LNG Ltd. Third Quarter Results 2020

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.
(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
Time charter equivalent income	32,026	25,437	28,820	94,449	62,077

Fleet onhire days	688	546	490	1,780	1,242
Time charter equivalent rate	46,569	46,588	58,816	53,070	49,981

31	Flex LNG Ltd. Third Quarter Results 2020